HOGAN & HARTSON LLP
875 Third Avenue
New York, NY 10022
July 16, 2009
Correspondence Filing Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, NW
Washington, D.C. 20549

Attn:	Cicely LaMothe Wilson K. Lee

Re:	Apartment Investment and Management Company File No. 001-13232 Form 10-K for the year ended December 31, 2008
Ladies & Gentlemen:
This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) addressed to David Robertson and Paul Beldin on behalf of Apartment Investment and Management Company (the “Company”), in a letter dated July 1, 2009. The Company’s response to the Staff’s comment is set forth below and is numbered to correspond to the numbering of the Staff’s comment in the Staff’s letter.
* * * * *
Financial Statements and Notes
Consolidated Statements of Income, page F-4
1.
Comment: We have considered your response to comment one. We continue to believe the presentation of the impairment losses as part of operating income is appropriate. Given the large amounts of your impairment losses, we are unable to agree with your materiality analysis. Please revise your filing accordingly to reclass the provision for impairment losses for operating real estate and real estate development assets within operating income and tell us your consideration regarding any requirements to file an Item 4.02 8-K.

Response: The Company and its independent registered public accounting firm continue to believe the classification of impairment losses for operating real estate and real estate development assets are not material to an investor based on the quantitative and qualitative

United States Securities and Exchange Commission
July 16, 2009

factors outlined in Staff Accounting Bulletin No. 99 (“SAB 99”). However, the Company notes that the Staff believes that the presentation of impairment losses within operating income is appropriate. Therefore, as confirmed in its prior correspondence with the Staff, the Company intends to classify impairment losses for operating real estate and real estate development assets as part of operating income in future filings. The Company respectfully submits that for the reasons set forth in its prior letters, and as further explained below, revising the Form 10-K for the year ended December 31, 2008, should not be required and any reclassification of these amounts should be limited to future filings.
I respectfully refer the Staff to a comment letter received by FelCor Lodging Trust Incorporated (“FelCor”) on June 19, 2006 regarding FelCor’s Annual Report on Form 10-K for the year ended December 31, 2005 (the “FelCor Letter”). In the FelCor Letter, the Staff stated: “We note you classify impairment losses related to your hotel properties as a component of non-operating income (loss) in your consolidated statements of operations. In future filings, please revise your statement of operations to present impairment losses related to properties held for use as a component of operating income (loss).” FelCor’s 2005 impairment loss was $263 million, or 224% of operating income. Notwithstanding the obvious significance of the impairment loss to Felcor’s operating income, the Staff did not request that Felcor’s historical results be restated.
In contrast to Felcor, the Company’s operating real estate impairment losses and impairment losses on real estate development assets totaled approximately 56% of operating income. Consistent with the approach taken with Felcor, the Company respectfully requests that the Company be permitted to classify its impairment losses within operating income in future filings and not be required to revise its Form 10-K for the year ended December 31, 2008. The Company does not believe the judgment of a reasonable person relying on its financial statements would be changed or influenced by the inclusion of the impairment losses in operating income versus non-operating income because the impairment loss amounts can be determined from the face of the financial statements and therefore, there is no concern that investors could be misled by the disclosure.
In addition, the Company examined Item 4.02(a) of Form 8-K in light of the anticipated reclassification in future years and related circumstances. While the Company agrees to reclassify the impairment losses within operating income in future filings, the Company has concluded that the previously disclosed financial results could continue to be relied upon because the anticipated reclassification does not affect its key performance indicators, in particular reported net income and stockholder’s equity, for any previous years. The Company also consulted with its independent auditors who informed the Company that they currently do not intend to deliver the notice contemplated by Item 4.02(b) of Form 8-K. As a result, the Company concluded that no Form 8-K was required under Item 4.02.
As noted above, the Company will present the impairment losses within operating income in the future in accordance with the Staff’s request. However, the Company continues to believe that it should not be required to restate prior year financial statements because (a) for the reasons stated in the Company’s prior letters, the classification is not material, (b) the Company applied the accounting principles in a manner that was intended to provide transparency to investors, (c) the Company’s application of the accounting principles was reviewed by its independent auditors and they did not object to the Company’s presentation of the

United States Securities and Exchange Commission
July 16, 2009

impairment losses and (d) restating prior results would be unduly disruptive in light of the foregoing. Further, this approach is consistent with the Staff’s approach with regard to another similarly situated registrant. If the Staff disagrees with this approach, I respectfully request the opportunity to meet in person with representatives of the Company, its independent auditors and with representatives from the Staff.
If you have further questions regarding the information provided, please contact me at (212) 918-8270 (phone) or (212) 918-3100 (facsimile).

Sincerely,
/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan & Hartson LLP

Cc:	Lisa R. Cohn, Aimco David Robertson, Aimco Paul Beldin, Aimco

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237
July 16, 2009
Correspondence Filing Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, NW
Washington, D.C. 20549

Attn:	Cicely LaMothe Wilson K. Lee

Re:	Apartment Investment and Management Company File No. 001-13232 Form 10-K for the year ended December 31, 2008
Ladies and Gentlemen:
In connection with responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in a letter dated July 1, 2009, with respect to the above-referenced Form 10-K for the year ended December 31, 2008, Apartment Investment and Management Company (the “Company”) acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you need additional information, please contact the undersigned at (303) 691-4554 or David Robertson, President, Chief Investment Officer and Chief Financial Officer, at (303) 691-4311.

Sincerely,

/s/ Paul Beldin
Paul Beldin Chief Accounting Officer